UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                         MONARCH CASINO & RESORT, INC.
                         -----------------------------
                                (Name of Issuer)


                         COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)


                                    609027107
                                 --------------
                                 (CUSIP Number)


 BEN FARAHI - 1175 WEST MOANA LANE, SUITE 200, RENO, NV 89509 - (775) 825-3355
 -----------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               March 16, 2006
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement of Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240-13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          JOHN FARAHI
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [ ]
        (b) [X]
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     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
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     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: 2,895,224 shares
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: none
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: 2,895,224 shares
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: none
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,895,224 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          15.3%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------

CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          BOB FARAHI
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [ ]
        (b) [X]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: 2,386,510 shares
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: none
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: 2,386,510 shares
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: none
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,386,510 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          12.6%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------

CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          BEN FARAHI
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [ ]
        (b) [X]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: 2,500,986 shares
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: 941,232 shares (1)
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: 2,500,986 shares
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: 941,232 shares (1)
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,442,218 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          18.2%
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------


(1) These shares are held in the Jila Farahi Trust with Ben Farahi and Jila Farahi acting as trustees.

CUSIP No. 609027107

-----------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          JILA FARAHI
-----------------------------------------------------------------------------
     2. Check the Appropriate Box if a Member of a Group (see Instructions)
        (a) [ ]
        (b) [X]
-----------------------------------------------------------------------------
     3. SEC Use Only

-----------------------------------------------------------------------------
     4. Source of Funds
          Not Applicable.
-----------------------------------------------------------------------------
     5. Check if disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]
-----------------------------------------------------------------------------
     6. Citizenship or Place of Organization
          U.S.A.
-----------------------------------------------------------------------------
Number of      7. Sole Voting Power: none
Shares         --------------------------------------------------------------
Beneficially   8. Shared Voting Power: 941,232 shares (1)
Owned by       --------------------------------------------------------------
Each           9. Sole Dispositive Power: none
Reporting      --------------------------------------------------------------
Person With    10. Shared Dispositive Power: 941,232 shares (1)
-----------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person
          941,232 shares
-----------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]
-----------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11)
          4.9% (2)
-----------------------------------------------------------------------------
     14. Type of Reporting Person
          IN
-----------------------------------------------------------------------------


(1) These shares are held in the Jila Farahi Trust with Ben Farahi and Jila Farahi acting as trustees.

(2) Due to recent transactions discussed below in Item 4, Jila Farahi currently owns approximately 4.98% of the Company's outstanding common stock, making her an owner of under 5% of the outstanding shares.

ITEM 1. SECURITY AND ISSUER

     This Amendment No. 4 to Schedule 13D (the "Amendment") amends the Schedules 13D of John Farahi, Bob Farahi, Ben Farahi and Jila Farahi, individuals, as initially filed with the Securities and Exchange Commission on February 2, 2006 (the "Schedules 13D"), with respect to their beneficial ownership of the common stock, $0.01 par value, of Monarch Casino & Resort, Inc., a Nevada corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedules 13D.

     The address of the principal executive offices of the Company is 1175 West Moana Lane, Suite 200, Reno, NV 89509.

     The percentages herein reflect the percentage share ownership with respect to 18,886,642 shares, the shares of the Company's common stock ownership outstanding as of March 21, 2006.

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed jointly by Mr. John Farahi, Mr. Bob Farahi Mr. Ben Farahi, and Jila Farahi, individuals.

     John Farahi, Bob Farahi and Ben Farahi are each directors and officers of the Company. Jila Farahi is not employed, or otherwise affiliated with the Company. John Farahi, Bob Farahi, Ben Farahi and Jila Farahi's business address is 1175 West Moana Lane, Suite 200, Reno, NV 89509.

     Neither John Farahi, Bob Farahi, Ben Farahi nor Jila Farahi has been convicted in a criminal proceeding during the past five years.

     Neither John Farahi, Bob Farahi, Ben Farahi nor Jila Farahi has been party to civil proceedings of a judicial or administrative body of competent jurisdiction with respect to securities during the past five years.

     John Farahi, Bob Farahi, Ben Farahi and Jila Farahi are U.S. citizens.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     See response to Item 4, "Purpose of the Transaction."

ITEM 4. PURPOSE OF THE TRANSACTION

     From February 24, 2006, through March 17, 2006, Ben Farahi sold an aggregate of 192,500 shares of common stock, par value $0.01, through a series of open market transactions. From March 1, 2006, through March 2, 2006, Ben Farahi and Jila Farahi sold an aggregate of 36,000 shares of common stock, par value $0.01 held in the Jila Farahi Trust, through a series of open market transactions. Both Ben Farahi and Jila Farahi are trustees of the Jila Farahi Trust. From March 14, 2006 through March 21, 2006, Bob Farahi sold an aggregate of 138,400 shares of common stock, par value $0.01, through a series of open market transactions.

     Subject to the above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;
  (b) an extraordinary corporate transaction, such as a merger reorganization or liquidation involving the Company or any of its subsidiaries;
  (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;
  (d) any change in the present board of directors or management of the Company including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
  (e) any material change in the present capitalization or dividend policy of the Company;
  (f) any other material change in the Company's business or corporate structure;
  (g) changes in the Company's articles, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;
  (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
  (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1934; or
  (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF ISSUER

     John Farahi, Bob Farahi, Ben Farahi, and Jila Farahi, beneficially own 2,895,224, 2,386,510, 3,442,218, and 941,232, respectively, of the shares of the Company's outstanding common stock. Such shares represent 15.3%, 12.6%, 18.2%, and 4.9%, respectively, of the Company's shares of outstanding common stock.

     On October 21, 2004, John Farahi was granted an option pursuant to the Company's 1993 Executive Long Term Incentive Plan, as amended, to purchase 200,000 shares of the Company's common stock. On October 21, 2004, Bob Farahi and Ben Farahi were each granted an option pursuant to the Company's 1993 Executive Long Term Incentive Plan, as amended, to purchase 100,000 shares of the Company's common stock.

     John Farahi was granted the option to purchase 200,000 shares at $11.685 per share. The options vest as follows: 66,666 shares on October 21, 2005; 66,666 shares on October 21, 2006; 66,668 shares on October 21, 2007.

     Bob Farahi and Ben Farahi were each granted the option to purchase 100,000 shares at $11.685 per share. The options vest as follows: 33,332 on October 21, 2005; 33,334 on October 21, 2006; 33,334 on October 21, 2007.

     John Farahi, Bob Farahi and Ben Farahi each has the sole power to vote or to dispose of all 2,895,224, 2,386,510 and 2,500,986 shares, respectively owned of record by John Farahi, Bob Farahi and Ben Farahi. Additionally, Jila Farahi and Ben Farahi have shared power to vote or to dispose of 941,232 shares owned by the Jila Farahi Trust, of which Ben Farahi and Jila Farahi are trustees. As such, John Farahi, Bob Farahi and Ben Farahi may be deemed to have beneficial ownership of their individually owned shares. As of the date hereof, such shares represent 15.3%, 12.6% and 13.2%, respectively, of the Company's shares of outstanding common stock. Ben Farahi's and Jila Farahi's shared voting and dispositive power of the shares held under the Jila Farahi Trust represents 4.9% of the Company's shares of outstanding common stock. From February 24, 2006, through March 21, 2006, Bob Farahi and Ben Farahi, individually and Ben, through his indirect ownership of shares held in the Jila Farahi Trust, sold an aggregate of 366,900 shares of the Company's common stock, par value $0.01 through a series of open market transactions.

     As a result of the transactions described herein, Jila Farahi no longer owns more than 5% of any class of equity securities of the Company. In that regard, Jila Farahi will no longer be obligated to amend the Schedule 13D, until such time she reacquires beneficial ownership of more than 5% of any class of equity securities of the Company.

     The shares of the Company's common stock held by John Farahi, Bob Farahi, Ben Farahi and Jila Farahi may be subject to applicable community property laws.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     John Farahi is the Co-Chairman of the Board of Directors, Chief Executive Officer, Chief Operating Officer and a Director of the Company; Bob Farahi is the Co-Chairman of the Board of Directors, President and a Director of the Company; and Ben Farahi is the Co-Chairman of the Board of Directors, Chief Financial Officer, Secretary, Treasurer and a Director of the Company. John, Bob and Ben Farahi are brothers. Jila Farahi is the sister of John Farahi, Bob Farahi and Ben Farahi but is not a director, officer or 10% owner of the Company. Ben Farahi is a trustee of the Jila Farahi Trust.

     The Company's 1993 Executive Long Term incentive Plan, as amended, (the "Plan"), is described in Item 5 above. The summary description of the Plan in this Schedule 13D is qualified in its entirety by reference to the full text of the Plan which is incorporated herein by reference to Exhibit 2.1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Monarch Casino & Resort, Inc. 1993 Executive Long Term Incentive Plan, as amended (incorporated by reference to Exhibit 4.09 of the Form 10-K filed on March 16, 2006).

                                 SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


    /s/ JOHN FARAHI                                       March 22, 2006
    ---------------                                      -----------------
        John Farahi                                            (Date)



    /s/ BOB FARAHI                                        March 22, 2006
    --------------                                       -----------------
        Bob Farahi                                             (Date)



    /s/ BEN FARAHI                                        March 22, 2006
    --------------                                       -----------------
        Ben Farahi                                             (Date)



    /s/ JILA FARAHI                                        March 22, 2006
    ---------------                                      -----------------
        Jila Farahi                                            (Date)